19008780

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-67719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETC BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 EQUITY WAY
(No. and Street)

WESTLAKE (City) OHIO (State) 44145 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN BOCAN (440)323-5491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RADACHI AND COMPANY, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 E. Broad St., Suite A (Address) Elyria (City) Ohio (State) 44035 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Bocan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETC BROKERAGE SERVICES, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL A. MULLIGAN
Notary Public, State of Ohio
My Commission Expires 02/01/2020

Signature

CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of ETC Brokerage Services, LLC
Westlake, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ETC Brokerage Services, LLC (the Company) as of December 31, 2018, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2018 and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ETC Brokerage Services, LLC as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of ETC Brokerage Services, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information on pages 15 and 16 has been subjected to audit procedures performed in conjunction with the audit of ETC Brokerage Services, LLC's financial statements. The supplementary information is the responsibility of ETC Brokerage Services, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rademacher & Company

We have served as the Company's auditor since 2012.

Elyria, Ohio
February 28, 2019

ETC BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents (Note 1 and Note 8)	$ 316,192	
Receivables: (Note 1)		
Mutual fund income	234	
Prepaid expenses	36,910	
Total current assets		$ 353,336
OTHER ASSETS:		
Goodwill (Note 1)	3,500	
Restricted cash (Note 2)	252,952	
Total other assets		256,452
Total assets		$ 609,788

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$ 15,237	
Accrued expenses	6,347	
Total current liabilities		21,584
MEMBERS' EQUITY		588,204
Total liabilities and members' equity		$ 609,788

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF INCOME

Year Ended December 31, 2018

REVENUE:		
Commissions	$ 781,710	
Administrative fees	413,534	
Interest and dividends	6,000	
Mutual fund income	87,690	
Client fees	19,493	
Trading profit	33,889	
Other income	49,771	$ 1,392,087
EXPENSES:		
Salaries and other compensation	294,029	
Employee benefits and taxes	35,698	
Trading errors	2,088	
Clearance	399,789	
Insurance	1,169	
Interest	73	
License and permits	40,213	
Monthly statement charges	43,660	
Office and administrative	236,777	
Postage	2,804	
Professional fees	89,792	
Regulatory fees	1,597	
Taxes	1,159	1,148,848
NET INCOME		$ 243,239

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2018

BALANCE - Beginning of year	$ 194,965
ADDITIONS:	
Contributions	150,000
Net income	243,239
	393,239
BALANCE - End of year	$ 588,204

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 243,239
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
(Increase) decrease in:	
Receivables	17,224
Prepaid expenses	(2,380)
Increase (decrease) in:	
Accounts payable and accrued expenses	9,812
Net cash provided by (used in) operating activities	267,895
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from employee loan repayment	2,834
Repayment of related party loan	(2,834)
Member contributions	150,000
Net cash provided by (used in) financing activities	150,000
NET INCREASE (DECREASE) IN CASH	417,895
CASH - Beginning of year	151,249
CASH - End of year	$ 569,144

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 73
Cash paid during the year for income taxes	$ 1,159

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is located in Westlake, Ohio and the majority of its customers are located in northeast Ohio with the remaining customers located throughout the United States.

B. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

C. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

D. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

E. Concentration of Risk:

The Company maintains cash balances at a bank and investment management company. The account at the bank is fully insured by the Federal Deposit Insurance Corporation and the account with the investment management company is not insured.

Approximately 97% of the Company's revenue is generated from the accounts of customers of Equity Trust Company and Equity Advisor Solutions, both related parties.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

Note 1. Summary of Significant Accounting Policies (Continued):

F. Goodwill

Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition, and is reflected at cost on the statement of financial condition. FASB ASC 350 addresses the recognition and measurement of goodwill and other intangibles subsequent to their acquisition. Under those rules, goodwill will not be amortized but is subject to annual impairment tests. Upon qualitative review, we are not aware of any events that would require additional testing for goodwill impairment. No impairment expense was recorded in 2018.

G. Revenue

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company provides only trading and brokerage services, and a related company provides trust and custody services.

Note 2. Restricted Cash:

The Company has a deposit in escrow in the amount of $252,952 to cover the $250,000 that is required by COR Clearing Services, LLC, a broker clearing house.

Note 3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $541,777, which was $491,777 in excess of its required net capital of $50,000. The Company's net capital ratio was 10.84 to 1.

Note 4. Report Disclosure:

Part III of the ETC Brokerage Services, LLC Focus Report (Form X-17A-5) dated December 31, 2018 and filed with the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Westlake, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 5. Income Taxes:

The Company is a limited liability company that files its income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual members. Accordingly, no provision is made for federal or state income taxes in the financial statements.

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of December 31, 2018, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2015 through 2017 tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction, two state jurisdictions, and a local jurisdiction. As of 2018, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

Note 6. Related Party Transactions:

The Company has operating agreements with related parties, Equity Administrative Services, Inc. (EASI) and Equity Advisor Solutions (EAS), to provide broker support functions. The agreements require annual payments $163,534 from EAS and $250,000 from EASI. Administrative fee income amounted to $413,534 for the year ended December 31, 2018.

Equity Administrative Services, Inc., a related party, provides office space, equipment, technology services, and administrative services to the Company.

Note 7. Retirement Plan:

Contributions to the 401(k) plan amounted to $2,979 for the year ended December 31, 2018.

Note 8. Fair Value Measurements:

Accounting Standards Codification (ASC) 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require fair value measurements.

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in active markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable inputs for substantially the full term of the asset or liability.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

Note 8. Fair Value Measurements (Continued):

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level or any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following are descriptions of the valuation methodologies used for assets measured at fair value.

Money market funds: Valued at the net asset value of shares held by the Company at year-end.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table presents investments measured at fair value by classification within the fair value hierarchy at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Cash and money market funds	$ 316,192	$ -0-	$ -0-	$ 316,192
Total assets at fair value	$ 316,192	$ -0-	$ -0-	$ 316,192

Note 9. Changes in Accounting Policies:

The Company adopted Topic 606 Revenue from Contracts with Customers with a date of the initial application of January 1, 2018.

Note 10. Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2019, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

ETC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

NET CAPITAL		
Total Members' Equity	$ 588,204	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	
B. Deferred federal income taxes	0	
Total capital and allowable subordinated liabilities		$ 588,204
Deductions and/or Charges:		
Non-allowable assets:		
Receivable from customers	0	
Due from related parties	0	
Other assets	40,644	40,644
Net Capital before Haircuts on Securities Positions		547,560
Haircuts on Securities (Computed, where applicable, pursuant to 15c3-3 (f)):		
A. Trading and investment securities:		
Stocks and warrants	0	
Other Securities	5783	
B. Undue concentration	0	5,783
		$ 541,777

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2018)

Net Capital, as reported in Company Part II unaudited FOCUS report		$ 545,172
Increase in assets	$ 2,952	
Increase in liabilities	(6,347)	
Increase in non-allowable assets	0	
Increase in undue concentration	0	(3,395)
Net capital per above		$ 541,777

See Report of Independent Registered Public Accounting Firm

ETC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 1,440
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 491,777
Excess net capital at 1500%	$ 540,337
Excess net capital at 1000%	$ 539,619
Ratio: Aggregate indebtedness to net capital	.04 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 15,237
Accrued expenses	6,347
Related pary loan payable	0
Total aggregate indebtedness	$ 21,584
Percentage of aggregate indebtedness to net capital	4%
Percentage of debt-to-debt equity total computed in accordance with rule 15c-3-1(d)	0%

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying ETC Brokerage Service, LLC's Exemption Report, in which (1) ETC Brokerage Services, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which ETC Brokerage Services, LLC claimed an exemption from 17 C.F.R. 15c3-3: (k)(2)(ii) and (2) ETC Brokerage Services, LLC stated that ETC Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exeption. ETC Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ETC Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under Securities Exchange Act of 1934.

Radachi & Company

Elyria, Ohio

January 3, 2019

F:\ETC BROKERAGE SERVICES LLC (00918)\Exemption Reporting - Amended Rule 17a-5\Auditor's Review Report on Exemption Report.docx

ETC BROKERAGE SERVICE, LLC'S EXEMPTION REPORT

ETC Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

ETC Brokerage Services, LLC

I, Steve Bocan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Compliance Officer

Date: 1/3/19

\\file-1\\ETC BROKERAGE SERVICES LLC (00918)\\Workpapers\ETC BROKERAGE SERVICES - 2015-12-31\Exemption Report Filed by Client.docx